FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 10, 2023

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2023	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

33

Earnings Release

3Q23 | 9M23



EARNINGS RELEASE

São Paulo, May 9, 2023 - BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the **three- and nine-month periods ended March 31, 2023 ("3Q23") and ("9M23")**. The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS).

Main Figures

- Net Revenue of **R$663.2 million** (-38%) in 9M23;
- Adjusted EBITDA of **R$168.4** million (-73%), with EBITDA margin of 23% (-19 p.p.) in 9M23;
- Net Income of **R$25.8** million (-95%), with net margin of 4% in 9M23;

(R$ thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Revenues from Operations	190.690	175.940	8%	645.714	817.400	-21%
Revenues from Farm Sales	-	-	n.a.	17.500	251.534	-93%
Net Sales Revenue	**190.690**	**175.940**	**8%**	**663.214**	**1.068.934**	**-38%**
Variation in the fair value of biological assets	58.507	206.498	-71,7%	72.467	429.615	-83%
Net Revenue[1]	**249.197**	**382.438**	**-35%**	**735.681**	**1.498.549**	**-51%**
Adjusted EBITDA from Operations	**44.176**	**21.322**	**107%**	**150.947**	**370.699**	**-59%**
Adjusted EBITDA Margin from Operations (%)	*23%*	*12%*	0 p.p.	*23%*	*45%*	-22 p.p.
Adjusted EBITDA[2]	**44.175**	**21.321**	**107%**	**168.447**	**622.233**	**-73%**
Adjusted EBITDA Margin (%)	*18%*	*6%*	4 p.p.	*23%*	*42%*	-19 p.p.
Net Income	**(3.293)**	**81.781**	**n.a.**	**8.328**	**237.455**	**-96%**
Margem Líquida Operacional (%)	*-2%*	*46%*	-48 p.p.	*1%*	*29%*	-28 p.p.
Net Income	**(3.293)**	**81.781**	**n.a.**	**25.828**	**488.989**	**-95%**
Net Income Margin (%)	*-1%*	*21%*	-22 p.p.	*4%*	*33%*	-29 p.p.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

Videoconference

May 10, 2023 **1 p.m. (Brasília time)** **12 p.m. (New York time)**	**Portuguese** **(simultaneous translation into English)** **Click here to participate**

MESSAGE FROM MANAGEMENT



We ended the first nine months of the 2022/2023 crop year with Net Income of R$25.8 million and Adjusted EBITDA of R$168.4 million, reflecting Net Revenue of R$663.2 million, which includes R$17.5 million from the sale of farms and R$645.7 million from the sale of agricultural products.

On April 11, we announced the sale of the remaining area of the Araucária Farm, a rural property located in Mineiros, Goiás. The area, which measured 5,517 hectares (4,011 arable ha) in all, was sold through two sales agreements for a total sum of R$417.8 million (the gain from the sales will be recognized in 4Q23).

These sales are yet another important milestone for the Company, as they end the cycle of this property in our portfolio. The farm was acquired in 2007 and sold under seven different agreements, with the first sale in May 2013 and the final this year. Total nominal sales value of the property was R$602.0 million, with an expected consolidated Internal Rate of Return (IRR) in Brazilian reais of 16.2% per year.

As part of our real estate strategy, we renewed for 12 more years the lease agreement for the Parceria II – Avarandado Farm in Ribeiro Gonçalves, state of Piauí, where we operate an area of up to 7,456 hectares suitable for grain cultivation. The farm has already been operated by BrasilAgro since 2013, with soybean yield this harvest reaching a record 75 bags per hectare.

As for operational performance in 2022/23 crop, this quarter is marked by the recognition 75% of the volume produced in soybeans, which was in line with the estimate, despite the loss of productivity in Bahia due to severe drought. This loss was offset by excellent yield from soybean crops in other farms located in the states of Goiás, Maranhão, Mato Grosso and Piauí, as well as in Bolivia and Paraguay, whose productivity exceeded expectations.

The estimated yield of first- and second-crop corn remains positive, in line with budget, while cotton yield also was affected by the drought in Bahia, declining 40% in relation to initial estimates, but which will be partially offset by the solid performance expected in Paraguay.

With commodity prices decreasing and costs increasing, margins declined for all crops, especially when compared with the record results

during the previous harvest, when margins outperformed the historical average.

We inaugurated a seed production unit at the Chaparral Farm in Bahia, which will improve operational efficiency. The unit, with processing capacity of up to 7,500 tons of soybean seeds per hour, can reduce the Company's seed purchase requirements by 40%.

We also invested in infrastructure and new technologies, which are essential for more efficient and sustainable production. We are moving forward with the expansion of the irrigation, connectivity and monitoring project, as well as land transformation. To fulfill our purpose of producing food in a responsible manner, we are always attentive to market best practices in order to improve our processes and people on a daily basis.

We faced many challenges during the year, some of them negatively impacting the result from agricultural activities, such as adverse weather, higher logistics costs and volatile commodity prices, among others. And yet again, in such a challenging scenario, our strategy of combining operational and real estate businesses proved successful by generating tremendous value.

We started our portfolio turnover in 2012 and the average annual farm sale value so far has been R$199.0 million, compared to R$317.5 million in the last five years, with unleveraged IRRs ranging between 13.6% and 56.5%.

We continue to work and invest more efficiently in our two business fronts – operations and real estate – in order to maximize returns for our shareholders.

André Guillaumon, CEO of BrasilAgro

REAL ESTATE PERFORMANCE

Sale of Farm

On April 11, we announced the sale of the remaining area of Araucária Farm, totaling 5,517 hectares (4,011 arable ha), for R$417.8 million. The area was sold through two agreements and the gain from these sales will be recognized in 4Q23:

Sale of Property	Sale 1	Sale 2
Area (hectares):	Total: 332/ arable: 215	Total: 5.185/ arable: 3.796
Area feature:	Baixada[2] area	Mixed area[3]
Nominal Sale Value[1]	297 bags/ha R$8.5 MM	790 bags/ha R$409.3 MM
Acquisition Value + CAPEX	R$1.9 MM	R$59.0 MM
IRR - R$	14%	15%
Duration	2,07 years	1,99 years

[1] Information as announced in Material Facts. See "Farm Sale" section of this release for accounting details
[2] Consists in Areas with limited suitability for second crop and low clay levels.
[3] Mixed Area (Baixada[2] and Plateau areas)

Note that the areas sold have different topography and soil characteristics. Plateau areas are more profitable as they are flat and a have higher percentage of clay compared to lowlands and, hence, are worth more. Lowlands, on the other hand, have a lower percentage of clay and are less suitable for second crop.

Property Portfolio

The Company's property portfolio comprises 277,894 hectares across six Brazilian states, as well as Paraguay and Bolivia.

	21/22	Participation (%)	22/23	Participation (%)
Owned	215.255	81%	217.737	78%
Leased	51.747	19%	60.157	22%
Total Area	**267.002**	**100%**	**277.894**	**100%**
Owned	143.355	74%	142.899	70%
Leased	51.387	26%	60.157	30%
Arable Area	**194.742**	**100%**	**203.056**	**100%**

The geographical diversification of the current portfolio by land ownership is shown below:

LOCATION	TOTAL AREA (ha)		ARABLE AREA (ha)	
	Owned	Leased	Owned	Leased
Brazil	**149.140**	**59.092**	**101.419**	**59.092**
Bahia	90.649	-	64.344	-
Maranhão	17.566	15.000	10.137	15.000
Mato Grosso	12.224	30.623	6.188	30.623
Minas Gerais	24.212	-	17.846	-
Piauí	4.489	13.469	2.904	13.469
Bolivia	**9.875**	**1.065**	**7.925**	**1.065**
Paraguay	**58.722**	**-**	**33.555**	**-**
Total	**217.737**	**60.157**	**142.899**	**60.157**
Total (Owned + Leased)	**277.894**		**203.056**	

The current mix of the production area, which includes owned and leased land, enables greater flexibility in the portfolio management and reduces volatility in the operating cash flow.

OPERATING PERFORMANCE

Planted Area

The table below shows the planted area in 2022/2023 crop year by region and crop (hectares).

Culture	Bahia	Goiás	Maranhão	Mato Grosso	Piauí	Brazil	Bolivia	Paraguay	Total
Ratoon Cane	-	1.854	15.300	5.585	-	22.739	2.439	-	**25.178**
Plant Cane	-	-	1.340	655	-	1.995	477	-	**2.472**
Soybeans	17.607	2.057	5.553	16.997	12.826	55.041	7.249	3.481	**65.770**
Corn	-	-	1.785	289	3.347	5.421	460	2.335	**8.216**
Corn 2nd Crop	-	710	1.020	10.071	292	12.094	-	-	**12.094**
Beans	1.799	-	-	-	-	1.799	-	-	**1.799**
Beans 2nd Crop	527	-	-	1.147	-	1.674	-	-	**1.674**
Parture	10.338	-	-	2.925	-	13.263	-	2.817	**16.080**
Cotton	2.895	-	-	-	-	2.895	-	2.210	**5.104**
Cotton 2nd Crop	860	-	-	1.178	-	2.038	-	-	**2.038**
Others	20.245	-	-	1.092	581	21.918	1.569	5.141	**28.628**
Total	**54.271**	**4.622**	**24.998**	**39.940**	**17.046**	**140.877**	**12.194**	**15.982**	**169.053**

Production Area by Crop (ha)


21/22 Harvest (realized)
168.925 hectares
37%
16%
3%
17%
7%
3%
17%
22/23 Harvest (projected)
169.053 hectares
39%
12%
2%
16%
10%
4%
17%
Soybean
Corn and Corn 2nd Crop
Bean 2nd Crop
Sugarcane
Pasture
Cotton
Other

Production Area by Property (ha)


21/22 Harvest (realized)
168.925 hectares
50%
11%
39%
22/23 Harvest (projected)
169.053 hectares
53%
10%
37%
Operated by BrasilAgro
Leased to third partie
Leased Area

Status of the Operation

The table below shows the planting and harvest status for the Company's crops.


1Q
2Q
3Q
4Q
1Q
2Q
Jul
Ago
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dec
Soybean
Corn
Beans
Cotton
Sugarcane
Planting
Cultural Traits
Crop


Planting status
100% Planted
100% Planted
100% Planted
100% Planted
Harvest status
97% Harvested
6% Harvested
99% Harvested
0% Harvested

Grains and Cotton

Production per product (tons)	21/22 Harvest Realized	22/23 Harvest Estimated	Change (%)	22/23 Harvest Projected	Change (%)
Soybean	196.689	218.609	11%	203.628	-7%
Corn	61.587	54.637	-11%	56.320	3%
Corn - 2nd Crop	84.614	81.454	-4%	73.608	-10%
Beans	3.095	2.817	-9%	2.483	-12%
Beans - 2nd Crop	2.338	0	n.a.	1.883	n.a.
Cotton	6.715	18.403	174%	12.905	-30%
Cotton - 2nd Crop	1.739	13.034	n.a.	9.285	-29%
Total	**356.776**	**388.954**	**9%**	**360.112**	**-7%**

Adverse weather conditions during the crop year affected yield in two important moments:

(i) Planting: We could not plant 5,000 hectares of soybean, 7,300 hectares of second corn crop and 4,900 hectares of cotton.

(ii) Plant Growth: In Bahia, the drought affected soybean and cotton production, with a drop in yields of 29% and 40%, respectively.

With the reduction in planted area compared to initial estimates and the loss of yields in Bahia, total grain and cotton production should decrease 7%.

Sugarcane

Sugarcane Harvest Year Result	2022 Harvest Estimated (Apr/01 to Dec/31)	2022 Harvest Realized (Apr/01 to Dec/31)	Change (%)	2023 Harvest Estimated (Apr/01 to Dec/31)	Change (%)
Tons harvested	2.116.890	1.941.421	-8%	2.121.691	9%
Hectares harvested	25.217	24.857	-1%	25.178	1%
TCH - Harvest tons per hectares	83,95	78,10	-7%	84,27	8%

In December, we ended sugarcane harvest for the 2022 crop year, harvesting 1.9 million tons, corresponding to 78.10 tons of cane per hectare (TCH).

For the 2023 crop year, overall weather forecast is favorable, and we are optimistic about recovering TCH, which could reach 84.27, with total production of 2.1 million tons.

We began harvest at the farms in the Midwest region and Maranhão in April, and in Bolivia, we will begin in late May. In Maranhão, we are striving to recover an area that was affected by fire in the previous crop year, for which we are investing in crop nutrition and management, besides intensifying irrigation during the pre-harvest and off-season phases. In the Midwest region and Bolivia, the sugarcane fields are developing well and point to high production potential.

Cattle Raising

Cattle Raising	21/22 Harvest Realized	22/23 Harvest Estimated	Change (%)	22/23 Harvest Realized (until 31/mar)	Change (%)
Hectares	11.323	16.025	42%	15.970	0%
Number of heads	21.168	20.577	-3%	21.174	3%
Meat production (kg)	1.949.812	2.791.213	43%	1.796.064	-36%
Weight Gain per Day	0,63	0,61	-3%	0,63	2%
Weight Gain per hectare	172	174	1%	112	-35%

Cattle raising is a transitory activity for the Company, aimed at land transformation. We have an inventory of 21,200 head of cattle over 15,970 hectares of active pasture in Brazil and Paraguay.

The reduction in meat production and weight gain per hectare is mainly due to the loss of quality and death of pastures in Bahia on account of drought, which reduced the herd's production potential.

PRODUCTION COST

22/23 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Beans	Beans 2nd Crop	Cotton	Cotton 2nd Crop	Sugarcane	Cattle Raising
Variable costs	**68%**	**80%**	**100%**	**76%**	**87%**	**87%**	**44%**	**66%**	**44%**
Seeds	9%	14%	17%	10%	11%	11%	0%	0%	0%
Fertilizers	22%	37%	51%	18%	33%	33%	0%	14%	0%
Defensives	17%	13%	13%	24%	22%	22%	0%	7%	0%
Agricultural services	15%	12%	15%	17%	15%	15%	0%	33%	0%
Fuels and Lubricants	4%	3%	4%	5%	3%	3%	0%	12%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	8%	0%	8%
Animal Feed	0%	0%	0%	0%	0%	0%	29%	0%	29%
Others	2%	1%	0%	2%	3%	3%	7%	0%	7%
Fixed costs	**32%**	**20%**	**0%**	**24%**	**13%**	**13%**	**56%**	**34%**	**56%**
Labor	7%	8%	0%	8%	3%	3%	34%	3%	34%
Depreciation and amortization	24%	12%	0%	15%	4%	4%	14%	26%	14%
Leasing	0%	0%	0%	0%	0%	0%	0%	0%	0%
Others	1%	0%	0%	0%	5%	5%	8%	5%	8%

(R$ / ha)	21/22 Harvest Realized (A)	22/23 Harvest Estimated (B)	22/23 Harvest Projected (C)	Change (%) B/A	Change (%) C/B
Soybean[1]	4.933	5.948	5.832	21%	-2%
Corn[1]	4.733	5.693	5.892	20%	3%
Corn 2nd Crop	4.635	4.608	4.559	-1%	-1%
Beans	3.017	3.257	3.427	8%	5%
Beans 2nd Crop	3.680	-	2.600	n.a.	n.a.
Cotton	9.452	9.618	9.398	2%	-2%
Cotton 2nd Crop	12.942	12.977	13.339	0%	3%
Sugarcane	9.088	10.362	10.333	14%	0%
Others [2]	1.502	579	924	-61%	60%

(1) includes area opening amortization

(2) Others: sesame and quinoa

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented under the accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas and depreciation of the permanent crop.

EBITDA (R$ thousand)	3Q23	3Q22	Change	9M22	9M21	Change
Net Income	**(3.293)**	**81.781**	**n.a.**	**25.828**	**488.989**	**-95%**
Interest	30.184	35.627	-15%	2.065	63.333	-97%
Taxes	18.535	64.346	-71%	22.775	126.403	-82%
Depreciations and amortizations	17.141	33.633	-49%	62.102	102.270	-39%
EBITDA	**62.567**	**215.386**	**-71%**	**112.770**	**780.994**	**-86%**

Adjusted EBITDA (R$ thousand)	3Q23	3Q22	Change	9M21	9M21	Change
Net Income	**(3.293)**	**81.781**	**n.a.**	**25.828**	**488.989**	**-95%**
Interest	30.184	35.627	-15%	2.065	63.333	-97%
Taxes	18.535	64.346	-71%	22.775	126.403	-82%
Depreciations and Amortizations	17.141	33.633	-49%	62.102	102.270	-39%
Equity pick-up	-	-	n.a.	-	33	n.a.
Other operating income/expenses, net	(529)	(1.950)	-73%	(4.326)	(3.809)	14%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(67.197)	(241.344)	-72%	(83.398)	(479.876)	-83%
Accomplish Fair Value - Biological Asset	37.407	73.454	-49%	123.392	365.025	-66%
Derivatives Results	11.927	(24.225)	n.a.	20.008	(40.133)	n.a.
Adjusted EBITDA	**44.175**	**21.321**	**107%**	**168.447**	**622.233**	**-73%**

EBITDA and Adjusted EBITDA from Operations

EBITDA (R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Net Income	**(3.293)**	**81.781**	**n.a.**	**8.328**	**237.455**	**-96%**
Interest	30.184	35.627	-15%	2.065	63.333	-97%
Taxes	18.535	64.346	-71%	22.775	126.403	-82%
Depreciations and amortizations	17.141	33.633	-49%	62.102	102.270	-39%
EBITDA	**62.567**	**215.386**	**-71%**	**95.270**	**529.460**	**-82%**

Adjusted EBITDA (R$ thousand)	3Q22	3Q21	Change	9M23	9M22	Change
Net Income	**(3.293)**	**81.781**	**n.a.**	**8.328**	**237.455**	**-96%**
Interest	30.184	35.627	-15%	2.065	63.333	-97%
Taxes	18.535	64.346	-71%	22.775	126.403	-82%
Depreciations and Amortizations	17.141	33.633	-49%	62.102	102.270	-39%
Equity pick-up	-	-	n.a.	-	33	n.a.
Other operating income/expenses, net	(529)	(1.949)	-73%	(4.326)	(3.809)	14%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(67.197)	(241.344)	-72%	(83.398)	(479.876)	-83%
Accomplish Fair Value - Biological Asset	37.407	73.454	-49%	123.392	365.025	-66%
Derivatives Results	11.927	(24.225)	n.a.	20.008	(40.133)	n.a.
Adjusted EBITDA	**44.176**	**21.322**	**107%**	**150.947**	**370.699**	**-59%**

In 9M22, EBITDA from operations was a record R$370.7 million, reflecting the increase in margins, which outperformed the historical average. In 9M23, EBITDA came to R$150.9 million, down 59% from 9M22, caused by the 15% decrease in accounted volume combined with lower commodity prices and higher costs.

Statement of Income

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Total	**190.690**	**175.940**	**8%**	**663.214**	**1.068.934**	**-38%**
Gain from sale of farm	-	-	n.a.	17.500	251.534	**-93%**
Agricultural Products	190.690	175.940	8%	645.714	817.400	-21%

SALE OF FARM

Farm Sales (R$ thousand)	9M23	9M22	Change
Nominal Value of Sale	32.400	461.614	-93%
Present Value Adjustment	(2.615)	(145.440)	-98%
Exchange Variation	(211)	-	n.a.
Revenue from Farms Sale	**29.574**	**316.174**	**-91%**
Sales Taxes	(116)	(7.973)	-99%
Selling Costs	(11.958)	(56.667)	-79%
Farm Sale Gain	**17.500**	**251.534**	**-93%**

The gain from the sale of the Araucária Farm, disclosed in April 2023, will be booked next quarter.

In 9M23, net revenue from sales came to R$29.6 million, due to the recognition of revenue of R$7.6 million from the sale of the Morotí Farm,

R$20.5 million from the sale of the Rio do Meio Farm and R$1.5 million from the additional hectares at the Rio do Meio Farm, as explained below.

In 1Q23, we recognized R$902,000 from the sale of farms, related to a sale with conditions precedent for delivery at the Rio do Meio Farm, due to the effect of variable consideration, represented by additional hectares that are being booked only at the time of effective delivery.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Total	**190.690**	**175.940**	**8%**	**645.714**	**817.400**	**-21%**
Soybean	152.027	156.020	-3%	246.047	375.761	-35%
Corn	16.779	3.331	404%	139.722	92.528	51%
Beans	7.313	2.811	160%	9.252	8.834	5%
Feather Cotton	3.986	1.606	148%	28.900	19.864	45%
Seed Cotton	-	719	n.a.	4.446	3.549	25%
Sugarcane	758	7.190	-89%	184.633	288.832	-36%
Cattle Raising	7.323	3.837	91%	18.890	23.147	-18%
Leasing	2.449	1.178	108%	12.969	2.858	354%
Others	55	(752)	n.a.	854	2.026	-58%

Quantity sold (tons)	3Q23	3Q22	Change	9M23	9M22	Change
Total	**74.573**	**67.228**	**11%**	**1.394.137**	**1.642.770**	**-15%**
Soybean	63.396	61.661	3%	98.530	145.144	-32%
Corn	8.485	3.207	165%	122.856	98.402	25%
Beans	1.353	1.050	29%	2.479	3.013	-18%
Feather Cotton	405	124	226%	2.872	1.934	48%
Seed Cotton	-	536	n.a.	3.541	2.502	42%
Sugarcane	-	-	n.a.	1.161.022	1.387.687	-16%
Cattle Raising	910	416	119%	2.143	2.200	-3%
Others	25	235	-89%	693	1.888	-63%

In 3Q23, net revenue from operations amounted to R$190.7 million, up 8% from 3Q22, due to the higher volume of soybean and corn accounted during the period, which was affected by falling prices.

In 9M23, net revenue from operations amounted to R$645.7 million, down 21% from 9M22, mainly due to:

(i) the sales strategy adopted by the Company during the crop year, which entailed variations in the volume accounted in each quarter;

(ii) the reduction in the Consecana price from R$1.45 to R$1.14 between the years;

(iii) the 16% decrease in the volume of sugarcane produced in the 2022 crop year.

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS

Change in fair value of biological assets (R$ thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Total	**67.197**	**241.344**	**-72%**	**83.398**	**479.876**	**-83%**
Soybean	67.890	238.780	-72%	107.261	292.206	-63%
Corn	10.761	8.395	28%	5.123	20.990	-76%
Cotton	1.723	881	96%	(8.098)	1.196	n.a.
Others	(1.348)	3.739	n.a.	(2.629)	5.147	n.a.
Cattle Raising	156	1.195	n.a.	(9.235)	171	n.a.
Sugarcane	(11.985)	(11.645)	3%	(9.023)	160.167	n.a.

The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm.

The drop in the variation of fair value of biological assets compared to the previous crop year mainly reflects lower commodity prices and higher costs, as well as the decrease in soybean and cotton productivity at the farms in Bahia.

IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses.

Reversal of provision for agricultural products after harvest (R$ thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Total	**(8.690)**	**(34.846)**	**-75%**	**(10.931)**	**(50.261)**	**-78%**
Soybean	(8.720)	(31.655)	-72%	(9.934)	(20.343)	-51%
Corn	38	(1.006)	n.a.	(458)	(23.735)	-98%
Cotton	-	(141)	-100%	(509)	(1.576)	-68%
Others	(8)	(2.043)	-100%	(29)	(4.607)	-99%
Cattle Raising	-	-	n.a.	-	-	n.a.
Sugarcane	-	-	n.a.	-	-	n.a.

COST OF GOODS SOLD

(R thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Cost of Goods Sold	**(144.331)**	**(110.776)**	**30%**	**(493.146)**	**(405.548)**	**22%**
Soybean	(113.665)	(92.503)	23%	(177.615)	(199.951)	-11%
Corn	(10.005)	(2.487)	302%	(95.911)	(46.615)	106%
Bean	(5.945)	(2.772)	114%	(9.125)	(6.047)	51%
Feather Cotton	(3.612)	(411)	779%	(27.590)	(9.911)	178%
Seed Cotton	(703)	(1.554)	-55%	(6.837)	(4.718)	45%
Sugarcane	(51)	(6)	750%	(144.622)	(98.758)	46%
Cattle Raising	(6.978)	(3.358)	108%	(18.498)	(20.139)	-8%
Leasing	-	(583)	-100%	(4.392)	(4.125)	6%
Others	(3.372)	(7.102)	-53%	(8.556)	(15.284)	-44%

(R thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Total Cost of Goods Sold	**(181.739)**	**(184.230)**	**-1%**	**(616.538)**	**(770.573)**	**-20%**
Soybean	(152.266)	(164.764)	-8%	(239.683)	(370.718)	-35%
Corn	(8.886)	(3.936)	126%	(124.193)	(91.019)	36%
Bean	(5.945)	(2.383)	149%	(11.509)	(11.186)	3%
Feather Cotton	(4.562)	(1.326)	244%	(24.078)	(19.915)	21%
Seed Cotton	(159)	(794)	-80%	(6.898)	(3.971)	74%
Sugarcane	(52)	(6)	767%	(179.416)	(234.565)	-24%
Cattle Raising	(6.978)	(3.358)	108%	(18.498)	(20.139)	-8%
Leasing	-	(583)	-100%	(4.392)	(4.125)	6%
Others	(2.891)	(7.080)	-59%	(7.871)	(14.935)	-47%

Cost of goods sold increased 30% in 3Q23 compared to 3Q22, mainly due to higher sales volume and the increase of approximately 40% in unit cost. In the case of cotton, COGS was also affected by lower productivity.

In 9M23, the 22% increase in costs in relation to 9M22 is explained by higher unit cost, reflecting the increase in prices of fertilizers, seeds and fuel. In the case of sugarcane, unit cost was also affected by lower productivity.

GROSS INCOME BY PRODUCT

Soybeans	3Q23	3Q22	Change	9M23	9M22	Change
Quantity sold (tons)	63.396	61.661	3%	98.530	145.144	-32%
Net Revenue	152.027	156.020	-3%	246.047	375.761	-35%
Unit Price (R$/ton)	2.398	2.530	-5%	2.497	2.589	-4%
Total Cost	(113.665)	(92.503)	23%	(177.615)	(199.951)	-11%
Cost (R$/ton)	(1.793)	(1.500)	20%	(1.803)	(1.378)	31%
Gross Unit Result (R$/ton)	605	1.030	-41%	695	1.211	-43%
Margin	25%	41%	-15 p.p.	28%	47%	-19 p.p.
Gross Income	**38.362**	**63.517**	**-40%**	**68.432**	**175.810**	**-61%**

In 3Q23, we began to harvest and sell soybeans from the 2022/23 crop year, whose gross margin decreased 15 p.p., reflecting the 5% drop in the selling price and 20% increase in unit cost, in turn affected by the increase in the prices of fertilizers and seeds during the period.

In 9M23, the increase in billed volume is the result of the Company's strategy to carry over more inventories this harvest.

Corn	3Q23	3Q22	Change	9M23	9M22	Change
Quantity sold (tons)	8.485	3.207	165%	122.856	98.402	25%
Net Revenue	16.779	3.331	404%	139.722	92.528	51%
Unit Price (R$/ton)	1.978	1.039	90%	1.137	940	21%
Total Cost	(10.005)	(2.487)	302%	(95.911)	(46.615)	106%
Cost (R$/ton)	(1.179)	(775)	52%	(781)	(474)	65%
Gross Unit Result (R$/ton)	798	263	203%	357	467	-24%
Margin	40%	25%	15 p.p.	31%	50%	-18 p.p.
Gross Income	**6.774**	**844**	**703%**	**43.811**	**45.913**	**-5%**

In 3Q23, we finished selling the corn inventories from the 2021/22 crop year at an increase of 90% in the unit price, which was offset by the increase in costs. Most of the volume sold in 3Q23 came from the production of second-crop corn, whose cost still comprised fertilizers at higher prices, affecting the unit cost of the period and, thus, corn margin.

The entire volume sold in 9M23 came from the 2021/22 crop year, with higher prices and costs compared to the previous period.

Beans	3Q23	3Q22	Change	9M23	9M22	Change
Quantity sold (tons)	1.353	1.050	28,9%	2.479	3.013	-18%
Net Revenue	7.313	2.811	160%	9.252	8.834	5%
Unit Price (R$/ton)	5.406	2.678	101,9%	3.732	2.932	27%
Total Cost	(5.945)	(2.772)	114%	(9.125)	(6.047)	51%
Cost (R$/ton)	(4.395)	(2.641)	66%	(3.681)	(2.007)	83%
Gross Unit Result (R$/ton)	1.011	37	n.a.	51	925	-94%
Margin	19%	1%	n.a.	1%	32%	-44 p.p.
Gross Income	**1.368**	**39**	**n.a.**	**127**	**2.787**	**-95%**

In 3Q23, we start selling the 22/23 beans Harvest, while the 9M23 was impacted by the sales of beans from the past harvests, which did not have as good a result as that presented in this quarter.

In addition, the positive result in 3Q23 can be explained by the increase in unit price and quantity sold when compared to 3Q22.

Cotton	3Q23	3Q22	Change	9M23	9M22	Change
Quantity sold (tons)	405	660	-39%	6.413	4.436	45%
Net Revenue	3.986	2.325	71%	33.347	23.414	42%
Unit Price (R$/ton)	9.846	3.524	179%	5.200	5.278	-1%
Total Cost	(4.315)	(1.965)	120%	(34.427)	(14.629)	135%
Cost (R$/ton)	(10.657)	(2.979)	258%	(5.368)	(3.298)	63%
Gross Unit Result (R$/ton)	(811)	546	n.a.	(168)	1.980	n.a.
Margin	-8%	15%	-24 p.p.	-3%	38%	15 p.p.
Gross Income	**(328)**	**360**	**n.a.**	**(1.080)**	**8.785**	**n.a.**

The increase in the unit price of cotton in 3Q23 compared to 3Q22 is explained by the volume of cotton lint versus cottonseed sold in the period. In 3Q23, 405 tons of cotton lint were sold, as against 124 tons in 3Q22.

The negative result in 9M23 reflects the lower price and higher unit cost, which, apart from the increase in fertilizer and seed prices, was also impacted by lower production.

Sugarcane	3Q23	3Q22	Change	9M23	9M22	Change
Quantity sold (tons)	-	-	n.a.	1.161.022	1.387.687	-16%
Net Revenue	758	7.190	-89%	184.633	288.832	-36%
Unit Price (R$/ton)	-	-	n.a.	159	208	-24%
Total Cost	(51)	(6)	755%	(144.622)	(98.758)	46%
Cost (R$/ton)	-	-	n.a.	(125)	(71)	75%
Gross Unit Result (R$/ton)	-	-	n.a.	34	137	-75%
Margin	-	-	n.a.	22%	66%	-44 p.p.
Gross Income	**707**	**7.184**	**-90%**	**40.011**	**190.074**	**-79%**

The amounts booked in 3Q23 refer to the adjustment of sugarcane prices at the end of the harvest.

Sugarcane was the crop with the greatest impact on results, reflecting the decrease in the price of Total Recoverable Sugar (TRS) from R$1.45 to R$1.14, lower billed volume and higher costs (fertilizers and crop treatment). Apart from the decrease in planted area compared to the previous crop year, a fire affected production volume and, consequently, costs.

Cattle Raising	3Q23	3Q22	Change	9M23	9M22	Change
Quantity sold (tons)	910	416	119%	2.143	2.200	-3%
Net Revenue	7.323	3.837	91%	18.890	23.147	-18%
Unit Price (R$/ton)	8.045	9.233	-13%	8.814	10.523	-16%
Total Cost	(6.978)	(3.358)	108%	(18.498)	(20.139)	-8%
Cost (R$/ton)	(7.666)	(8.080)	-5%	(8.631)	(9.155)	-6%
Gross Unit Result (R$/ton)	379	1.153	-67%	183	1.367	-87%
Margin	5%	12%	-8 p.p.	2%	13%	-11 p.p.
Gross Income	**345**	**479**	**-27,9%**	**392**	**3.008**	**-87,0%**

Gross income from cattle raising was affected by the lower unit price, which, despite lower costs, decline in relation to last year. The 3Q23 result was affected by both lower prices and lower meat production.

GROSS INCOME

Total Gross Income	3Q23	3Q22	Change	9M23	9M22	Change
Soybeans	38.362	63.517	-40%	68.432	175.810	-61%
Corn	6.774	844	703%	43.811	45.913	-5%
Beans	1.368	39	n.a.	127	2.787	-95%
Cotton	(328)	360	n.a.	(1.080)	8.785	n.a.
Sugarcane	707	7.184	-90%	40.011	190.074	-79%
Cattle raising	345	479	-28%	392	3.008	-87%
Others	(868)	(7.259)	-88%	875	(14.525)	n.a.
Biological Assets	21.101	133.044	-84%	(50.924)	64.592	n.a.
Agricultural Products	**67.460**	**198.208**	**-66%**	**101.644**	**476.443**	**-79%**
Gain from sale of farm	-	-	n.a.	17.500	251.534	-93%
Total	**67.459**	**198.208**	**-66%**	**119.143**	**727.976**	**-84%**

[1] Biological Assets = Change in the Fair Value of Biological Assets + Biological Assets adjusted to cost.

Gross income was affected mainly by the reduction in margins from agricultural products caused by lower commodity prices and higher production costs. The gain from the recently announced sale of the Araucária Farm will be booked this fiscal year, which will help increase the Company's consolidated results.

SELLING EXPENSES

(R$ thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Selling expenses	**(9.544)**	**(9.833)**	**-3%**	**(27.211)**	**(26.377)**	**3%**
Freight	(4.528)	(4.021)	13%	(11.055)	(10.295)	7%
Storage and Processing	(5.044)	(5.068)	0%	(13.803)	(8.618)	60%
Fees	(16)	(378)	-96%	(79)	(6.946)	-99%
Provision for doubtful accounts	95	(45)	n.a.	(2.095)	(12)	n.a.
Others	(51)	(321)	-84%	(179)	(506)	-65%

Selling expenses increased 3% in 9M23 compared to 9M22, due to:

(i) the increase in the storage and processing line due to cotton processing and the storage costs of farms that do not have storage facilities. Note that there was a R$3.0 million adjustment in 9M22 related to a commercial agreement that offset the storage and processing costs in such period;

(ii) the higher allowance for doubtful accounts due to lack of payment by a lessee that suffered a crop shortfall.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	3Q22	3Q21	Change	9M23	9M22	Change
General and Administrative Expenses	**(12.285)**	**(10.079)**	**22%**	**(43.330)**	**(36.071)**	**20%**
Depreciation and Amortization	(100)	(346)	-71%	(720)	(981)	-27%
Personnel expenses	(8.885)	(7.679)	16%	(29.649)	(23.690)	25%
Expenses with services providers	(1.470)	(364)	304%	(3.908)	(4.283)	-9%
Leases and Rents	(128)	(39)	228%	(451)	(324)	39%
Impostos e taxas	(534)	(400)	34%	(3.933)	(2.365)	66%
Despesas com Viagens	(246)	(276)	-11%	(892)	(753)	18%
Softwares & Signatures	(242)	(650)	-63%	(1.535)	(1.315)	17%
Insurance	(305)	91	n.a.	(751)	(594)	26%
Others expenses	(375)	(416)	-10%	(1.492)	(1.765)	-15%

General and administrative expenses increased 20% in 9M23 compared to 9M22, due to:

(i) the increase in the provision for the Long-term Share-based Incentive Plan (ILPA) in accordance with the achievement of the Company's targets;

(ii) the recognition of the fees of directors, which, after a market survey, became 100% fixed;

(iii) the increase in the Taxes and fees line, explained by the increase in the Cleared Land Value (VTN) of the municipalities, which is used as a parameter for Rural Land Tax (ITR).

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	3Q22	3Q21	Change	9M22	9M21	Change
Other operating income/expenses	**(203)**	**3.458**	**n.a.**	**2.066**	**13.230**	**-84%**
Gain/Loss on sale of fixed assets	(107)	1.917	n.a.	(1.308)	737	n.a.
Expenses with lawsuits	(84)	112	n.a.	(323)	(247)	31%
Indemnities (i)	(703)	-	n.a.	6.823	8.708	-22%
Agricultural losses (ii)	(2)	-	n.a.	(2.593)	-	n.a.
Donations from BrasilAgro Institute	-	-	n.a.	(3.500)	-	n.a.
Acquisition Comissions (iii)	-	-	n.a.	(2.228)	-	n.a.
Subscription bonus (iv)	530	1.949	-73%	4.327	3.809	14%
Others	163	(520)	n.a.	868	223	289%

Other operating income / expenses were affected by:

(i) the indemnity received in connection with the agreement with Agrifirma, which provides for the early payment of unrealized contingencies, resulting in gain for the Company;

(ii) the sugarcane losses in Bolivia (ratoon cane) due to the drought;

(iii) the expenses with commissions for the most recent leased areas incorporated;

(iv) the impact in the Warrants line, reflecting the variation and consequent value of the warrants issued in connection with the merger of Agrifirma and the variation of the Company's share price.

Note that the warrants operate as a guarantee of the two-year lockup period (through September 2023), considering the particularities of one of Agrifirma's shareholders, and do not represent a premium or advantage for any new shareholder.

FINANCIAL RESULT

(R$ thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Total	**(30.184)**	**(35.627)**	**-15%**	**(2.065)**	**(63.333)**	**-97%**
Interest (i)	(15.550)	(14.081)	10%	(32.234)	(49.386)	-35%
Monetary variation (ii)	1.322	(299)	n.a.	1.652	(371)	n.a.
Exchange vartiation (ii)	(1.013)	973	n.a.	(655)	(2.271)	-71%
Present value adjustment (iii)	(64.212)	(57.499)	12%	(40.493)	(20.952)	93%
Derivative operations results (iv)	40.791	18.147	125%	37.526	(38.807)	n.a.
Other financial income / expenses (v)	8.478	17.132	-51%	32.139	48.454	-34%

The consolidated financial result is composed of: (i) interest on loans; (ii) FX variation on offshore accounts; (iii) the present value of receivables from the sale of a farm (based on soybean bag price) and from sugarcane leased areas; (iv) the gain/loss from hedge transactions; and (v) bank expenses and charges as well as income from financial investments of cash and cash equivalents.

The decrease in the Interest line reflects our debt profile, approximately 55% of which is pegged to inflation and which fell sharply from 9.46% in July 2021 through March 2022 to 2.38% in July 2022 through March 2023.

The restatement of fair value, in the amount of -R$40.5 million in 9M23, demonstrates the variation in the amount to be received from sales of the Araucária, Jatobá, Alto Taquari and Rio do Melo farms (based on soybean bag price) as well as the variation in the Consecana price for the lease of the Parceria IV Farm – Agro-Serra Farm.

The gain/loss from derivative transactions reflects mainly the result of commodity and U.S. dollar FX hedge operations contracted to reduce volatility in the Company's exposure, since our revenues, inventories, biological assets and farm receivables are positively correlated to commodity prices and the U.S. dollar exchange rate.

DERIVATIVE TRANSACTIONS

HEDGE POSITION ON MARCH 31, 2023

Harvest	Soybean			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
22/23	152.065 ton	92,91%	14,64	USD 73.835	99,00%	5,44	R$ - 4.317	R$ 23.011
23/24	25.037 ton	11,70%	13,54	USD 8.000	7,27%	5,73	-	R$ 7.181

Harvest	Corn			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
22/23	41.310 ton	33,00%	71,81	-	-	-	R$ 4.576	R$ 623

Harvest	Cotton			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
22/23	5.237 ton	65,70%	87,88	USD 11.620	76,00%	5,66	-	R$ 1.826

Harvest	Ethanol			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge	BRL/USD	Realized	Unrealized
22/23	30.930 m³	35,26%	3159	-	-	-	6473	-

Harvest	Farm Sale Receivables			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
2023	104.912 ton	100%	14,10	55.479	100%	5,31	R$ - 19.211	R$ 5.094
2024	29.182 ton	42,95%	13,78	12140	41,31%	5,69	-	R$ 1.382

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.
(3) % of the volume of ethanol locked in m³.

brasilagro

Balance Sheet

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	03/31/2023	06/30/2022	Change
Cash and Cash equivalents	**225.043**	**435.493**	**-48%**
Cash and Banks	15.427	38.492	-60%
Bank deposit certificates	144.127	303.444	-53%
National Treasury Bills	63.574	93.557	-32%
National Treasury Notes	1.915	-	n.a.
Marketable securities	**18.942**	**19.580**	**-3%**
Restricted financial investments	13.634	14.059	-3%
Bank deposit certificates	5.308	5.521	-4%
Total	**243.985**	**455.073**	**-46%**

DEBT

(R$ thousand)	03/31/2023	06/30/2022	Change
Short Term	**226.424**	**123.411**	**83%**
Long Term	**357.310**	**329.630**	**8%**
Total Indebtedness	**583.734**	**453.041**	**29%**
(+/-) Derivatives	**62.229**	**24.421**	**155%**
(=) Adjusted Gross Debt	645.963	477.462	35%
(-) Cash and cash equivalents	243.985	455.073	-46%
(=) Adjusted Net Debt	401.978	22.389	n.a.
Adjusted EBITDA for the last 12 months	**235.350**	**748.128**	**-69%**
Adjusted Net Debt / Adjusted EBITDA	**(1,71x)**	**(0,04x)**	**n.a.**
Adjusted Net Debt / NAV	**11%**	**1%**	**n.a.**

The average cost of debt is 96.56% of the CDI rate.

TRADE ACCOUNTS RECEIVABLE

(R$ thousand)	03/31/2023	06/30/2022	Change
Sugarcane Sales	23.391	43.297	-46%
Grains Sales	103.008	127.875	-19%
Cotton Sales	9.762	-	
Cattle Raising Sales	2.525	491	414%
Leases and Rents	9.947	11.969	-17%
Machinery Sales	3.306	2.406	37%
Farm Sales	170.098	183.342	-7%
	322.037	**369.380**	**-13%**
Provision for doubtful accounts	(3.766)	(1.778)	112%
Current total	**318.271**	**367.602**	**-13%**
Farm Sales[1]	280.106	373.954	-25%
Non-current total	**280.106**	**373.954**	**-25%**

1 Does not include sale of Alto do Taquari that will be delivered in 2024

INVENTORIES

(R$ thousand)	03/31/2023	06/30/2022	Change
Soybean	170.482	54.793	211%
Corn	519	60.970	-99%
Bean	3.081	8.773	-65%
Cotton	4.725	22.186	-79%
Agricultural Products	**179.109**	**147.231**	**22%**
Supplies	79.196	142.668	-44%
Total	**258.305**	**289.899**	**-11%**

Biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2022	**21.168**	**67.616**
Aquisition, Birth | Aquisition Expenses	9.666	9.499
Handling Expenses	-	13.380
Sales	(6.285)	(20.014)
Deaths	(304)	(848)
Donation in Payment	-	-
Consumption	(30)	(35)
Exchange variation	-	(457)
Fair value variation	-	(9.234)
In March 31, 2023	**24.215**	**59.907**

PROPERTIES FOR INVESTMENT

The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities.

Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. Based on our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets."

Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	741.380	72.371	133.324	57.305	1.004.380
In June 30, 2022					
Acquisitions	271.924	265	2.948	72.730	347.867
Reductions	(54.147)	(2.663)	(4.581)	(33)	(61.424)
Transfers	-	5.020	48.804	(60.628)	(6.804)
(-) Depreciation/ Amortization	-	(1.426)	(9.757)	-	(11.183)
Cumulative Translation Adjustment	(11.426)	(1.043)	(3.533)	852	(15.150)
In March 31, 2023	**947.731**	**72.524**	**167.205**	**70.226**	**1.257.686**

DEPRECIATION – AREA CLEARING

(R$ thousand)	3Q23	3Q22	Chg. (%)	9M23	9M22	Chg. (%)
Maintenance	(1.967)	(1.329)	48,0%	(5.056)	(3.660)	38,1%
Opening	(1.483)	(1.367)	8,4%	(4.700)	(3.802)	23,6%
Total	**(3.450)**	**(2.696)**	**27,9%**	**(9.757)**	**(7.463)**	**30,7%**

CAPEX - PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	188	29.038	28.983	2.377	-	67.545	128.131
In June 30, 2022							
Acquisitions	311	4.593	10.388	865	841	14.643	31.641
Reductions	(10)	(902)	(188)	(4)	-	(10.372)	(11.476)
Transfers	545	241	-	-	(786)	6.804	6.804
(-) Depreciation / Amortization	(121)	(2.477)	(4.400)	(288)	-	(16.251)	(23.537)
Cumulative Translation Adjustment	-	(44)	(113)	(10)	-	228	61
In March 31, 2023	**913**	**30.449**	**34.670**	**2.940**	**55**	**62.597**	**131.624**

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange).

Stock Performance

On May 9, 2023, BrasilAgro's shares (AGRO3) were quoted at R$23.47, representing market capitalization of R$2.4 billion, while its ADRs (LND) were quoted at US$4.72.


AGRO3 x Ibovespa
(base 100 = 03/31/2023)
130
120
110
100
90
80
70
jan-22
fev-22
mar-22
abr-22
mai-22
jun-22
jul-22
ago-22
set-22
out-22
nov-22
dez-22
jan-23
fev-23
mar-23
AGRO3
IBOV

HIGHLIGHTS - AGRO3	9M23	9M22
Average Daily Traded Volume (R$)	11.425.075	22.157.215
Maximum (R$ per share)	30,22	32,86
Mininum (R$ per share)	23,80	21,90
Average (R$ per share)	27,02	25,95
Closing Quote (R$ per share)	24,10	29,99
Variation in the period (%)	-20%	48%

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Investor Relations Team



Gustavo Javier Lopez
CFO and IRO



Ana Paula Ribeiro
IR Head



Deise Davanzo
IR Coordinator



Camila Stankevicius
IR Analyst

Disclaimer

The statements contained in this document related to the business prospects, projected operating and financial results and growth outlook of BrasilAgro are merely projections and, as such, are based exclusively on management's expectations for the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, as well as of the sector and international markets, and as such are subject to change without prior notice.

WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Pesos e medidas usados na atividade agropecuária		
1 tonelada	1.000 kg	
1 quilo	2,20462 libras	
1 libra	0,45359 kg	
1 acre	0,1840 alqueire	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m^2	
1 alqueire	5,4363 acres	

Soja		
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Milho		
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Pecuária		
1 arroba (boi magro)	30 kg	
1 arroba	15 kg	

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Oct-13	Grains and Pasture	13.276	10.208
2	Alto Taquari Farm	Alto Taquari / MT	Oct-13	Sugarcane	1.380	809
4	Chaparral Farm	Correntina / BA	Oct-13	Grains and Cotton	37.182	26.444
5	Nova Buriti Farm	Bonito de Minas / MG	Oct-13	Forest	24.212	17.846
6	Preferência Farm	Baianópolis / BA	Oct-13	Grains and Pasture	17.799	12.410
7	Avarandado Farm (Partnership II)[1]	Ribeiro Gonçalves / PI	Nov-13	Grains	7.456	7.456
8	Morotí (Paraguay)	Boquerón	Nov-13	Grains and Pasture	58.722	33.555
9	ETH Farm (Partnership III)[2]	Alto Taquari / MT	Nov-13	Sugarcane	5.128	5.128
10	Agro-Serra Farm (Partnership IV)[3]	São Raimundo das Mangabeiras / MA	Nov-13	Sugarcane	15.000	15.000
11	São José Farm	São Raimundo das Mangabeiras / MA	Nov-13	Grains and Sugarcane	17.566	10.137
12	Xingu Farm (Partnership V)[4]	Xingu Region / MT	Nov-13	Grains	13.711	13.711
13	Regalito Farm (Partnership V)	Xingu Region / MT	Nov-13	Grains	5.714	5.714
14	Arrojadinho Farm[5]	Jaborandi / BA	Nov-13	Grains	16.642	11.063
15	Rio do Meio Farm[6]	Correntina / BA	Nov-13	Grains	5.750	4.219
16	Serra Grande Farm	Baixa Grande do Ribeiro / PI	Nov-13	Grains	4.489	2.904
17	Serra Grande II Farm (Partnership VII)	Baixa Grande do Ribeiro / PI	Nov-13	Grains and Sugarcane	6.013	6.013
18	Acres del Sud	Santa Cruz	Nov-13	Grains	9.875	7.925
19	Unagro Farm (Partnership VIII)[9]	Santa Cruz	Nov-13	Grains	1.065	1.065
20	São Domingos Farm (Partnership IX)[10]	Comodoro / MT	Nov-13	Grains	6.070	6.070
21	Panamby Farm	Querência, MT	Nov-13	Grains	10.844	5.379
	Total				**277.894**	**203.056**

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until the 2024 harvest.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 12 years.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.
(9) Farm partnership on the farm for a crop.
(10) Farm partnership on the farm for up to 12 crops.


RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
TO
MT
BA
GO
MG
Bolivia
MS
ES
SP
RJ
Paraguai
PR
SC
RS
BrasilAgro Property
Partnership

brasilagro

MARKET VALUE OF PORTFOLIO

We update the internal market value of our farms annually and, on June 30, 2022, the market value of our portfolio was R$3.3 billion.

The current value of the average arable hectare of the Company's own areas is R$15,317.29 (CAGR of 23% in the last five years).

The chart below shows the market appraisals of the internal portfolio, carried out by independent consulting firm Deloitte Touche Tohmatsu in recent years:


CAGR: 22,7%
6.778,4
7.942,3
8.696,9
14.667,1
15.371,2
1,3
1,5
1,5
1,6
1,9
3,3
3,4
0,5
3,3
17/18
18/19
19/20
20/21
21/22
Interna (R$ bi)
Deloitte (R$ bi)
R$/ha
Vendas de Fazendas

NET ASSET VALUE (NAV)

(R$ thousand)	June 30, 2022	
	Book	NAV
BrasilAgro's Equity	**2.216.048**	**2.216.048**
Properties appraisal[1]		2.793.472
(-) Balance Sheet - Land Value (Investment Properties)		(1.004.380)
NAV - Net Asset Value	**2.216.048**	**4.005.140**
Number of Shares Outstanding	102.377	102.377
NAV per share	**21,65**	**39,12**

The market value of properties considered while calculating the net asset value is as of June 30, 2022. Note that the value of the properties is give in soybean bags and the average price used in the appraisal was approximately R$132.00 per bag.

STATEMENT OF INCOME

(R$ thousand)	3Q23	3Q22	Change	9M23	9M22	Change
Revenues from Farm Sales	-	-	n.a.	29.574	316.174	-91%
Revenues from grains	182.647	163.957	11%	406.684	482.670	-16%
Revenues from cotton	4.089	2.400	70%	33.895	23.820	42%
Revenues from sugarcane	2.161	7.222	-70%	186.355	289.044	-36%
Revenues from cattle raising	7.837	3.856	103%	20.037	23.815	-16%
Revenues from farm leasing	2.244	1.518	48%	15.637	10.393	50%
Other revenues	1.221	645	89%	3.640	4.208	-13%
Deductions from gross revenue	(9.509)	(3.658)	160%	(20.534)	(16.550)	24%
Net Sales Revenue	**190.690**	**175.940**	**8%**	**675.288**	**1.133.574**	**-40%**
Change in fair value of biological assets and agricultural products	67.197	241.344	-72%	83.398	479.876	-83%
Impairment	(8.690)	(34.846)	-75%	(10.931)	(50.261)	-78%
Net Revenue	**249.197**	**382.438**	**-35%**	**747.755**	**1.563.189**	**-52%**
Cost of Farm Sale	-	-	n.a.	(12.074)	(64.640)	-81%
Cost of agricultural products sale	(181.738)	(184.230)	-1%	(616.538)	(770.573)	-20%
Gross Profit	**67.459**	**198.208**	**-66%**	**119.143**	**727.976**	**-84%**
Selling Expenses	**(9.544)**	**(9.833)**	**-3%**	**(27.211)**	**(26.377)**	**3%**
General and Administrative Expenses	**(12.286)**	**(10.079)**	**22%**	**(43.330)**	**(36.071)**	**20%**
Depreciation and Amortization	(1.340)	(1.560)	-14%	(720)	(981)	-27%
Personnel expenses	(50.414)	(39.703)	27%	(29.649)	(23.691)	25%
Expenses with services providers	(6.346)	(8.202)	-23%	(3.908)	(4.283)	-9%
Leases and Rents	(774)	(741)	4%	(451)	(324)	39%
Others expenses	(15.500)	(11.857)	31%	(8.602)	(6.792)	27%
Other operating income/expenses, net	**(203)**	**3.458**	**n.a.**	**2.066**	**13.230**	**-84%**
Equity pick up	**-**	**-**	**n.a.**	**-**	**(33)**	**-100%**
Financial result	**(30.184)**	**(35.627)**	**-15%**	**(2.065)**	**(63.333)**	**-97%**
Financial income	43.060	80.269	-46%	204.807	257.206	-20%
Interest on Financial Investments	9.598	18.600	-48%	36.498	52.004	-30%
Interest on assets	969	536	81%	2.501	1.355	85%
Monetary variations	1.323	-	n.a.	1.799	-	n.a.
Foreign exchange variations	4.096	7.683	-47%	37.300	18.197	105%
Income from leasings' present value adjustment	(1.434)	-	n.a.	2.886	-	n.a.
Income from receivables from farm sales' present value adjustment	(26.734)	(22.032)	21%	11.650	31.693	-63%
Realized results with derivatives	17.273	77.787	-78%	42.277	105.907	-60%
Unrealized results with derivatives	37.969	(2.305)	n.a.	69.896	48.050	45%
Financial expenses	(73.244)	(115.896)	-37%	(206.872)	(320.539)	-35%
Interest expenses	(437)	(789)	-45%	(1.623)	(2.223)	-27%
Bank charges	(683)	(679)	1%	(2.736)	(1.327)	106%
Interest on liabilities	(16.519)	(14.617)	13%	(34.735)	(50.741)	-32%
Monetary variations	(1)	(299)	-100%	(147)	(371)	-60%
Foreign exchange variations	(5.109)	(6.710)	-24%	(37.955)	(20.468)	85%
Expense from leasings' present value adjustment	(7.363)	(13.044)	-44%	(17.803)	(20.352)	-13%
Expense from receivables from farm sales' present value adjustment	(28.681)	(22.423)	28%	(37.226)	(32.293)	15%
Realized results with derivatives	(24.550)	5.082	n.a.	(38.693)	(63.675)	-39%
Unrealized results with derivatives	10.099	(62.417)	n.a.	(35.954)	(129.089)	-72%
Profit (loss) before income and social contribution taxes	**15.242**	**146.127**	**-90%**	**48.603**	**615.392**	**-92%**
Income and social contribution taxes	(18.535)	(64.346)	-71%	(22.775)	(126.403)	-82%
Profit (loss) for the period	**(3.293)**	**81.781**	**n.a.**	**25.828**	**488.989**	**-95%**
Outstanding shares at the end of the period	102.377.008	102.377.008	**0%**	102.377.008	102.377.008	**0%**
Basic earnings (loss) per share - R$	**(0,0322)**	**0,7988**	**n.a.**	**0,2523**	**4,7764**	**-95%**

BALANCE SHEET – ASSETS

Assets (R$ thousand)	03/31/2023	06/30/2022	Change
Current assets			
Cash and Cash equivalents	225.043	435.493	-48%
Marketable securities	26.315	94.870	-72%
Derivative financial instruments	69.250	61.013	14%
Trade accounts receivable	354.194	442.313	-20%
Inventories	258.305	289.899	-11%
Biologial assets	368.828	264.976	39%
	1.301.935	**1.588.564**	**-18,0%**
	59.428		
Non-current assets			
Biological assets	44.704	57.906	-23%
Marketable securities	18.942	19.580	-3%
Derivative financial instruments	5.160	2.744	88%
Diferred taxes	8.163	4.360	87%
Accounts receivable and other credits	324.746	411.351	-21%
Investment properties	1.257.686	1.004.380	25%
Transactions with related parties	1.844	1.839	0%
Investments	7.642	7.642	0%
Property, plant and equipment	131.624	128.131	3%
Intangible assets	1.422	812	75%
Using rights	169.528	117.954	44%
	1.971.461	**1.756.699**	**12,2%**
Total assets	**3.332.824**	**3.345.263**	**-0,4%**

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	03/31/2023	06/30/2022	Change
Current liabilities			
Trade accounts payable and other obligations	144.450	253.440	-43%
Loans, financing and debentures	226.424	123.411	83%
Labor obligations	15.831	25.652	-38%
Derivative financial instruments	2.194	34.064	-94%
Other liabilities	161.917	28.846	461%
Lease liabilities	53.164	18.581	186%
	603.980	**483.994**	**24,8%**
Non-current liabilities			
Trade accounts payable and other obligations	20.080	23.833	-16%
Loans, financing and debentures	357.310	329.630	8%
Diferred taxes	22.353	34.925	-36%
Lease liabilities	272.742	230.570	18%
Derivative financial instruments	9.987	5.272	89%
Provision for legal claims	1.171	1.117	5%
	7.220	7.472	-3%
Other liabilities	-	12.402	-100%
	690.863	**645.221**	**7,1%**
Total liabilities	**1.294.843**	**1.129.215**	**14,7%**
Equity			
Share Capital	1.587.985	1.587.985	0%
Expenses with issuance of shares	(11.343)	(11.343)	0%
Capital reserves	(14.062)	(21.348)	-34%
Treasury shares	(50.807)	(49.761)	2%
Profits reserves	416.352	416.352	0%
Proposed additional dividends	-	196.476	-100%
Comprehensive Income	84.028	97.687	-14%
Accumulated profit	25.828	-	n.a.
Total equity	**2.037.981**	**2.216.048**	**-8,0%**
Total liabilities and equity	**3.332.824**	**3.345.263**	**-0,4%**

CASH FLOW

(R$ thousand)	9M23	9M22	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	25.828	488.989	-95%
Adjustments to reconcile net income			
Depreciation and amortization	62.102	102.270	-39%
Farm Sales Gain	8.117	(213.817)	n.a.
Residual value of fixed and intangible assets	11.476	1.101	n.a.
Written-off in investment properties	(9.962)	6.742	n.a.
Equity Pickup	-	33	-100%
Gain unrealized results with derivatives (Net)	(33.942)	81.039	n.a.
Exchange rate, monetary and financial charges (Net)	13.809	19.608	-30%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	21.250	(1.478)	n.a.
Share based Incentive Plan ("ILPA")	5.289	2.030	161%
Income and social contribution taxes	(16.376)	96.904	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(83.398)	(479.876)	-83%
Provision (Reversal) of impairment of agricultural products after harvest	10.931	50.261	-78%
Allowance for doubtful accounts	2.095	12	n.a.
Provisions for lawsuits	276	247	12%
	17.495	**154.065**	**-89%**
Changes in the Short Term Operating Capital			
Trade accounts receivable	19.706	(94.520)	n.a.
Inventories	20.344	(100.583)	n.a.
Biological Assets	(16.283)	275.222	n.a.
Recoverable Taxes	(17.900)	272	n.a.
Derivative Transactions	(3.866)	(138.731)	-97%
Other assets	46.025	(68.366)	n.a.
Suppliers	24.137	40.975	-41%
Related parties	5.332	(95)	n.a.
Taxes payable	17.326	10.161	71%
Income tax and social contribution	(9.233)	(8.436)	9%
Labor obligations	(11.299)	11.378	n.a.
Advance from customers	(5.518)	(10.041)	-45%
Lease liabilities	19.426	3.830	407%
Other obligations	(222)	(260)	-15%
Payments of lawsuits	93.468	47.649	96%
Additions to investment properties	(76.231)	(43.072)	77%
Farm Acquisitions	(142.211)	-	n.a.
Net Cash generated by (used in) operating activities	**(19.505)**	**79.448**	**n.a.**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(32.483)	(35.594)	-9%
Redemption of (investment in) marketable securities	105.478	36.473	189%
Equity and investments acquisition	-	(1.994)	-100%
Net Cash generated by (used in) investment activities	**72.995**	**(1.115)**	**n.a.**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	196.733	50.465	290%
Interest from Loans and Financing	(12.144)	(27.195)	-55%
Payment of loans and financing	(84.580)	(291.409)	-71%
Dividends paid	(319.975)	(260.000)	23%
Generated (provided) net cash by financing activities	**(219.966)**	**(528.139)**	**-58%**
Increase (decrease) in cash and cash equivalents	**(211.591)**	**(474.393)**	**-55%**
FX Variation in cash and cash equivalents	**1.141**	**(459)**	**n.a.**
Cash and cash equivalents initial balance	435.493	1.059.107	-59%
Cash and cash equivalents final balance	225.043	584.255	-61%